May 11, 2005


David G. Fiore
President and Chief Executive Officer
AAC Group Holding Corp.
7211 Circle S Road
Austin, Texas 78745

	Re:	AAC Group Holding Corp.
		Amended Form S-4 filed May 3, 2005
      Form 10-Q for the quarter ended February 26, 2005
      File No. 333-121479


Dear Mr. Fiore:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A

Business, page 57

1. We note your response to comment 4. You have not provided sufficient support for your statements of leadership as referenced in the first bullet point in comment 4 and the third, fifth, and sixth bullet points in our previous comment 29. We do note the revision in the registration statement on page 62 regarding the statement referenced in the fifth bullet point in our previous comment 29. However, you have not provided sufficient support for your belief that you are a technology leader. Please revise or provide additional support. Further, we note the support for the statements listed in bullet points to comment 4. It is unclear from the supplemental information provided how you believe you are the largest provider of college class rings. Please provide additional information to support your statements of leadership referenced in bullet points 4-7 to comment 4 or revise.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements

Note 12: Commitments and Contingencies, page F-26

2. We note your response to our previous comment 5 relating to the arbitration request against your subsidiary, CBI. The disclosure that you cite in your response only addresses the arbitration proceedings. Our prior comment specifically requests that you revise your disclosure concerning the lawsuit filed in federal district court, which appears to be separate from the arbitration. Your current disclosure states that, "The district court claim seeks injunctive and monetary relief." Please revise your disclosure to state that the amount of monetary relief sought in the district court action is also unspecified, if true.

3. We note your response to our previous comment 6. We note from your comment that you recently settled the lawsuit disclosed on page
F-51. However, it does not appear that you revised your disclosure with respect to the settlement on the Frederick Goldman, Inc. case.
Therefore, please disclose the update as to the status of the litigation or tell us why you do not believe that it would be necessary to modify your disclosure.

Note 17: Business Segments, page F-35

4. We note your response to our previous comment 7. Based upon the internal reports that you have provided to us, it appears as if your company has more than two reportable segments. For example, we note that you regularly produce discrete financial information for your school yearbook operations. We also note that your description of business indicates that yearbooks are produced in separate facilities. Your description of sales and marketing indicate that there is a separate yearbook sales force of 200 independent representatives.

* Please tell us why you believe that it is appropriate to include the Taylor yearbook operations with your jewelry and other operations that comprise the Scholastic Products segment.
* Please tell us why you believe that it is appropriate to aggregate
ECI and other Affinity publishing operations with other assorted jewelry operations to create the Recognition and Affinity reportable segment.


* We note that there is included in your reports a caption called Graphics which is part of the CBI column in your three and six month income statements (See exhibit I). Please tell us more about these operations and why they are included as part of the Scholastic segment.
* Please provide us with additional operating information concerning your Scholastic Ring operations. For example, please tell us whether
Balfour rings are all produced in the same facility or if there are different production processes for college and high school rings. We also note that, aside from your on campus sales of Balfour rings, you also sell rings through retail channels. Please tell us whether there are significant differences in the production and distribution of retail rings compared to on campus rings.
* We note that you include graduation products with class rings and yearbooks to create the Scholastic segment. Please tell us why you believe that it is appropriate to include your graduation products business with class rings and yearbooks in your Scholastic products segment.

Form 10-Q for the quarter ended February 26, 2005

5. Please revise your disclosure to identify "any changes," not only
"significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Please revise your disclosure here, in your Form 10-K for the fiscal year ended August 28, 2004, in your Form 10-Q for the quarter ended November 27, 2004, and in future filings. See Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

6. Please eliminate your reference to the officers` titles in the first sentence of your certifications. The certifications should be identical to the certification set forth in Item 601(b)(31) of Regulation S-K. Please make the appropriate revisions in the certifications filed with the Form 10-K for the fiscal year ended August 28, 2004 and the Form 10-Q for the quarter ended November 27,
2004.



****

	As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the documents to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Dave Irving at (202) 551-3321 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related
matters.
Please direct any other questions to Howard M. Baik at (202) 551-
3317
or to Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,



H. Christopher Owings
Assistant Director

cc (via fax):  Joel F. Freedman, Esq.


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David G. Fiore
AAC Group Holding Corp.
May 11, 2005
Page 4